Report of Independent Registered Public Accounting
Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management of BNY Mellon Funds
Trust's assertion, included in the accompanying
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940, that BNY Mellon Income Stock Fund, BNY Mellon
Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon
Emerging Markets Fund, BNY Mellon Asset Allocation Fund,
BNY Mellon International Equity Income Fund, BNY Mellon
Bond Fund, BNY Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government Securities Fund, BNY
Mellon Corporate Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund, and BNY
Mellon Government Money Market Fund (the "Funds), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of August 31, 2023. BNY
Mellon Funds Trust's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether management's assertion
is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material
misstatement of management's assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of August 31, 2023, and with respect to
agreement of security purchases and sales or maturities, for the period from July 31, 2023 (the date of the Funds' last
examination), through August 31, 2023:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310, if any;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2023, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2022 - June 30, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2023, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon
Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
April 5, 2024
April 5, 2024


  Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940

We, as members of management of BNY Mellon Income Stock
Fund, BNY Mellon Mid Cap Multi- Strategy Fund, BNY
Mellon Small Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon Asset Allocation Fund, BNY Mellon International Equity Income Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal
Bond Fund, BNY Mellon New York Intermediate Tax- Exempt
Bond Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund, and BNY
Mellon Government Money Market Fund (the "Funds"), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2023, and from July 31, 2023 (the date of the Funds' last examination) through August 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
August 31, 2023, and from July 31, 2023 (the date of the
Funds' last examination) through August 31, 2023, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Funds Trust



Jim Windels
Treasurer

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